13013964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stinson Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street Suite 1330
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helene Berson 415-203-3960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Helene Berson~~ Lonnie Odom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stinson Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of California, County of San Francisco
Subscribed and sworn to before me this 28th
Day of Feb 2013, by
Lonnie Odom
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California

Notary Public

Signature

President

Title

APRIL M. JOHNSON
COMM. #1868368
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 20, 2013

Board of Directors
Stinson Securities, LLC
220 Sansome Street Suite 1330
San Francisco , CA 94104

I have audited the accompanying balance sheet of Stinson Securities, LLC, as of December 31, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Stinson Securities, LLC as of December 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA

Stinson Securities, LLC
BALANCE SHEET
As of December 31, 2012

ASSETS

CURRENT ASSETS		
Cash In Bank	$	942.16
Cash in Bank		116,938.16
Accounts Receivable		43,875.00
Prepaid Expenses		1,896.00
Total Current Assets		163,651.32
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	163,651.32

The footnotes are an integral part of the financial statements.

Stinson Securities, LLC
BALANCE SHEET
As of December 31, 2012

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	16,477.55
Income Taxes Payable		2,421.90
Accrued Liabilities		20,020.00
Total Current Liabilities		38,919.45
LONG-TERM LIABILITIES		
Line of Credit Payable		20,140.77
Total Long-Term Liabilities		20,140.77
Total Liabilities		59,060.22
MEMBERS' EQUITY		
Members' Equity		104,591.10
Total Members' Equity		104,591.10
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	163,651.32

The footnotes are an integral part of the financial statements.

Stinson Securities, LLC
STATEMENT OF INCOME

	12 Months Ended December 31, 2012
Revenues	
Underwriting fees	$ 287,501.67
Private Placements	37,287.00
Interest Income	20.02
Total Revenues	324,808.69
Operating Expenses	
Employee compensation and ben	141,111.98
Floor brokerage, exchange, and c	48,560.53
Communications and data proces	10,837.59
Occpancy	20,204.25
Other expenses	79,137.89
Total Operating Expenses	299,852.24
Operating Income (Loss)	24,956.45
Net Income (Loss)	$ 24,956.45

The footnotes are an integral part of the financial statements.

Stinson Securities, LLC
STATEMENT OF MEMBERS' EQUITY

		12 Months Ended December 31, 2012
Beginning of Period	$	80,271.63
Plus: Net Income	$	24,956.45
Plus: Prior Period Adjustment	$	(636.98)
Less: Member Distributions		0.00
MEMBERS' EQUITY END OF PERIOD	$	104,591.10

The footnotes are an integral part of the financial statements.

Stinson Securities, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 24,956.45
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(43,875.00)
Other	(988.00)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	6,305.67
Accrued Liabilities	12,032.77
Total Adjustments	(26,524.56)
Net Cash Provided By (Used in) Operating Activities	(1,568.11)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Notes Payable Borrowings	61.28
Member Distributions	(29,000.00)
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(28,938.72)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(30,506.83)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	148,387.15
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 117,880.32

The footnotes are an integral part of the financial statements.

Stinson Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2012	$ -	$ 108,635	$ 108,635
Net Income for the year ended December 31, 2012	-	24,956	24,956
Member Contributions	-	11,000	11,000
Member Distributions	-	(40,000)	(40,000)
Prior Period Adjustment	-	-	-
Balance at December 31, 2012	$ -	$ 104,591	$ 104,591

The footnotes an are integral part of the financial statements.

STINSON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Stinson Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company) was formed as a California Limited Liability Company in July 19, 2001. The National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in San Francisco, CA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis."

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing broker with which it does business.

STINSON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2012, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, CNS, a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Concentrations

The company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – PREPAID EXPENSES

The amount, $1,896.00, is comprised of prepaid rent. .

NOTE E – ACCRUED LIABILITIES

The accrued liability is made of amounts due to various liabilities, $22,441.90.

NOTE F – ACCOUNTS PAYABLE

The amount, ($16,477.55), is owed to various creditors for professional services rendered.

NOTE G – PENSION PLAN

The Company sponsors a Simplified Employee Pension Plan that covers Class A members and employees who have completed three years of service and have attained age 21. Contributions to the plan are determined annually for up to 25% of compensation at the Company's discretion. For the year ended December 31, 2012, the Company made no contributions to the plan.

NOTE H – CAPITALIZATION AND DISTRIBUTION

The Company has three classes of members. Class B members have priority over Class A and Class C members with the respect to return of capital and distributions. Class B members are entitled to distributions of 1% of gross revenue for every $10,000 invested as capital. Class C members are entitled to a distribution of .5% for each $10,000 invested as capital. The Class A

members are entitled to the remaining profit or loss . A members' liability is equal to their respective capital contribution.

Under the Company's amended Operating Agreement, no Class C member is either required or permitted to make additional capital contributions.

NOTE I – RENT

The Company leases office space from its member. The amount of rent under this arrangement in December 31, 2012 was $20,204.25 for the year.

NOTE J – LINES OF CREDIT

The balance of the line of credit of credit was, 20,140.77, the interest rate was 10%.

NOTE K – SUBSEQUENT EVENTS

As of February 20, 2013, noted no subsequent events.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2012

Stinson Securities, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2012

Computation of Net Capital

Total Stockholder's equity:		$ 104,591.10
Nonallowable assets:		
Other Assets	1,896.00	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(1,896.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 102,695.10

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 3,939.32
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 52,695.10

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 59,060.22
Percentage of aggregate indebtedness to net capital	57.51%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2012	$ 102,695.10
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	102,695.10
Reconciled Difference	$ (0.00)

Stinson Securities, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2012

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Wedbush Morgan Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2012	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2012	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 20, 2013

Board of Directors
Stinson Securities, LLC
220 Sansome Street
Suite 1330
San Francisco, CA 94104

In planning and performing my audit of the financial statements and supplemental schedules of Stinson Securities, LLC. for the year ended December 31, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
401

February 20, 2013

Edward Richardson, Jr., CPA
15565 Northland Dr.
Suite 508 West
Southfield, MI. 48075

Dear Mr. Richardson:

We are providing this letter in connection with your audit of the balance sheet of Stinson Securities, LLC as of December 31, 2012 and the related statements of income, statement of changes in member equity, changes in liabilities subordinated to claims of general creditors and cash flows for the December 31, 2012 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material aspects, the financial position, results of operations, and cash flows of Stinson Securities, LLC in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flow in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matter that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 20, 2013, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with generally accepted accounting principles in the United States of America and includes all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which Stinson Securities, LLC is subject.

2. We have made available to you all
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of the uncorrected financial misstatements summarized in the attached schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the company involving
   a. Management
   b. Employees who have significant roles in internal control, or
   c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly are recorded or disclosed in the financial statements:
    a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
    b. Guarantees, whether written or oral, under which the company is contingently liable.
    c. Significant estimates and material concentration known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 64-6

11. There are no:
    a. Violations or possible violations or laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. We are not aware of any pending or threatened, claims, or assessments claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB Accounting Standards Codification 450, Contingencies (formerly Statement of Financial Accounting Standards No.5) and we have not consulted a lawyer concerning litigation, claims, or assessments.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

13. We have complied with all aspects or contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other account receivables are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by Stinson Securities, LLC or borrowed under subordination agreement except as disclosed in the financial statements or notes thereto or as follows.

    It is understood that the term "securities and investments not readily marketable" includes but is not limited to the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.
    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (of the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.
    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or the Stinson Securities, LLC (that is, control stock).

17. In addition, Stinson Securities, LLC at December 31, 2012, had

    a. Recorded all securities exchange memberships on the books.
    b. Properly recorded all participation on joint accounts carried by others.
    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when –issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.
    e. No borrowings or claims unconditionally subordinated to all claims or general creators pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

18. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by FINRA.

19. Risks associated with concentrations based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of financial statements.
    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
    c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

20. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto except as follows.

21. There are no significant deficiencies or material weaknesses or material weaknesses or material inadequacies at December 31, 2012, or during the period January 1, 2013 to February 20, 2013, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:

   a. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15-c3-3(e).
   b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.
   c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
   d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.
   e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.
   f. Making daily computations of the segregation requirements of Section 4d(2) (and Regulation 30) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

22. Net capital computations, prepared by Stinson Securities, LLC during the period of January 1, 2013 through February 20, 2013, indicated that Stinson Securities, LLC was in compliance with the requirement of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

23. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from January 1, 2013 to February 20, 2013.

24. Stinson Securities, LLC has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the financial statements to their supporting information (e.g., sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

25. All borrowings and financial obligations of Stinson Securities, LLC which we are included in the financial statements at December 31, 2012 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the aforementioned financial statements.

Signature: ______________________

Title: President